Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

April 11, 2006

Ms. Sally Samuel

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Wells Fargo Variable Trust (the “Registrant”)
Post-Effective Amendment No. 17 (“PEA 17”)
File Nos. 333-74283 and 811-09255

Dear Ms. Samuel:

On behalf of the above named Registrant, we hereby provide responses to oral comments received from the Securities and Exchange Commission staff (the “Staff”) regarding the Registrant’s PEA 17 to its Registration Statement on Form N-1A. In connection with the Staff’s comments, the Registrant hereby acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff comments are set forth below in italics followed by our responses.

Comments to the Prospectus:

Comment. Because the Funds include performance information for an additional index beyond the required performance comparison against a broad-based securities market index, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table as required by Instruction 2(b) to Item 2(c)(2)(iv) of Form N-1A.

Response. In all cases, except for the Asset Allocation Fund and the Money Market Fund, each Fund is in the process of changing its broad-based securities market index. In compliance with Instruction 7 of Item 22(b)(7)(ii)(B) to Form N-1A, the applicable Funds will include disclosure regarding the reason for the change in index in a footnote to the table.

The Money Market Fund will no longer compare its performance against an index as it is not required to do so. Finally, the Asset Allocation Fund will maintain a comparison against several broad-based securities market indices. We believe that the narrative description that precedes the performance presentations for all the Funds sufficiently describes each of the above referenced scenarios. The narrative disclosure, as it will appear in the prospectus, will read as follows:

“Each Fund’s average annual returns for one-, five- and ten-year periods (or for the life of the Fund, as applicable) are compared to the performance of an appropriate broad-based index (or indexes), except for the returns of the Money Market Fund.

Comment. Please remove the horizontal lines (other than the zero axis) from the bar chart that reflects a Fund’s calendar year total returns as it may cause investor confusion as to which total return numbers are negative versus positive.

Response: The requested action will be taken.

Comment. The prospectus includes a chart that describes the fees and expenses that a shareholder may pay if they buy and hold shares of a Fund. In this chart, which describes the maximum sales charge imposed on purchases and any maximum deferred sales charge, the Registrant includes the term “None” to indicate that there are no such charges associated with an investment in the Funds. Instead of utilizing the term “None,” please include the term “N/A” instead, since there may be additional charges associated with an investor’s purchase of variable annuity contracts and variable life insurance policies.

Response. We do not agree that the use of the term “None” will contribute to investor confusion about additional charges that may be associated with an investor’s purchase of variable annuity contracts and variable life insurance policies. We include language that precedes the table in question, that reads in relevant part, as follows:

“These tables reflect the various costs and expenses of the Funds and do not reflect fees and charges that may be imposed by VA Contracts and VLI Policies. Such fees would be in addition to the fees and expenses shown here.”

As a result, we respectfully decline to incorporate the change suggested by the Staff as we feel that the current language is clear.

Comment. In the table that describes the Funds’ annual fund operating expenses, you cannot show a net expense ratio, as a result of a waiver, unless such waiver is contractual and not voluntary.

Response: We will include an updated footnote to the table in question that will describe that the Fund’s adviser has committed through April 30, 2007 to waive fees and/or reduce expenses to the extent necessary to maintain the expense ratio as shown in the table for each Fund.

Comment: The Discovery Fund includes, as part of its investment strategy, that it may invest in any sector and at times may emphasize one or more particular sectors. To the extent that the Fund is concentrated in a particular sector, you may have to sticker the prospectus to indicate the risks associated with such industry concentration.

Response. The Discovery Fund is not currently concentrated in a particular sector of the economy. However, to the extent that the Fund may concentrate on a particular sector in the future, we currently include the following risk disclosure that we believe obviates the need to separately sticker the Fund’s prospectus:

“We may focus our investments in stocks of particular sectors of the economy. The Fund may be more susceptible to financial, market or economic events affecting the particular issuers and industry sectors in which it invests than funds that do not focus on particular sectors.”

Comment: Composite information for the Sub-adviser to the International Core Fund is included in the prospectus behind the description of the Fund’s investment objective and investment strategies. The information regarding the Sub-Adviser’s composite performance should be aligned with the discussion of the Sub-adviser later in the prospectus as its current placement may result in confusing the Sub-adviser’s performance with that of the Fund’s.

Response: Although we do not believe that the current placement of the Sub-adviser’s composite performance will lead to investor confusion, we will align the discussion of the Sub-adviser’s composite performance information to appear next to a discussion of the Sub-adviser that appears further back in the prospectus book.

Comment: Please include the required statement in the prospectus regarding the Board’s basis for approving the Funds’ investment advisory contracts.

Response: The following will be included in the section of the prospectus entitled “The Investment Adviser”:

“A discussion regarding the basis for the Board approving the investment advisory and sub-advisory agreements of the Funds is available in the Funds’ semi-annual report for the six month period ended June 30, 2005.”

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Comment: Please describe the impact of proportional voting when shares held by a separate account for which no instructions are received are voted by an insurance company in the same proportion as shares for which instructions have been received.

Response: In response to the comment, we will add the following disclosure:

“Due to proportional voting, the disposition of a particular proposition could be determined by a small number of contract owners.”

Comment: On the back cover page of the prospectus, please include the address and revised 1-800 telephone number for the SEC Public Reference Room.

Response: The requested disclosure will be included.

Comments to the Statement of Additional Information:

Comment: The date on the front cover of the Statement of Additional Information does not reflect the correct date reference for the Prospectus.

Response: The date will be revised to reflect a May 1, 2006 Prospectus date.

Comment: Pursuant to the requirements of Item 20 to Form N-1A, please include disclosure regarding the aggregate dollar amount of underwriting commissions and the amount retained by the principal underwriter for each of the Fund’s last three fiscal years.

Response: The requested disclosure will be included.

Comment: Pursuant to the requirements of Item 11(f) to Form N-1A, please ensure that appropriate disclosure is included regarding how the Funds’ policies and procedures regarding disclosure of portfolio holdings apply to different categories of persons and, if appropriate, identify such categories of persons by name.

Response: The required disclosure is included in the Funds’ policies and procedures regarding the disclosure of portfolio holdings under the subsection “List of Approved Recipients”. The Funds’ policy, for example, includes disclosure to the portfolio managers, which are identified within the Statement of Additional Information. Other categories of persons that receive portfolio holdings information are rating and ranking agencies, all of whom have been named within the policy as well.

Comment: Please include the disclosure required by Item 21 to Form N-1A.

Response: The required information is included in the Funds’ shareholder reports and has been incorporated by reference into the Statement of Additional Information.

Comment: Please add the address to the SEC’s Public Reference Room in the Statement of Additional Information.

Response: The requested disclosure will be included.

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Part C Comments:

Comment: Please include the indemnification disclosure required by Rule 484 or provide an explanation as to why such disclosure is not included.

Response: Rule 484 requires specific indemnification language if, among other things, the Registrant has requested acceleration of the effective date of the registration statement pursuant to Rule 461. Because the Registrant has not requested acceleration of the effective date of the registration statement, the indemnification language, as required by Rule 484, was intentionally omitted from the undertakings included in the Registrant’s Part C.

If you have any additional questions or comments, please call me at (415) 947-4612.

Sincerely,

/s/ Karin Brotman
Karin Brotman
Senior Counsel

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